SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a is a press release issued by the Registrant and entitled
"Optibase Ltd. announces third quarter results".

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD.
(Registrant)

By:	/s/ Amir Philips
Name:	Amir Philips
Title:	Chief Executive Officer

Date: November 21, 2011

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES THIRD QUARTER RESULTS

HERZLIYA, Israel, November 21, 2011 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the third quarter ended September 30, 2011.

Revenues from fixed income real estate totaled $4 million for the quarter ended September 30, 2011, compared to revenues of $400,000 for the third quarter of 2010 and $3.8 million for the second quarter of 2011.

Net loss for the third quarter ended September 30, 2011 was $1.2 million or $0.06 per basic and diluted share, compared to a net income of $5.9 million or $0.36 per basic and diluted share for the third quarter of 2010 and to a net loss of $113,000 or $0.01 per basic and diluted for the second quarter of 2011.

Weighted average shares outstanding used in the calculation for the periods were approximately 19.1 million basic and diluted shares, 16.6 million basic and diluted shares and 18.1 million basic and diluted shares respectively.

The results for the third quarter of 2011 include financial expenses of $3.9 million of which approximately $2.5 million are non-cash expenses attributed to interest rate SWAP derivative which was marked to market, compared to $952,000 in the previous quarter.

For the nine months ended September 30, 2011, revenues totaled $9.1 million, compared with $1.2 million for the nine months ended September 30, 2010. Net loss for the period was $23,000 or $0 per basic and diluted share, compared to a net Income of $5.3 million or $0.32 per basic and diluted share for the nine months ended September 30, 2010.

Weighted average shares outstanding used in the calculation for the periods were approximately 17.9 million basic and 18 million diluted shares and 16.6 million basic and diluted shares respectively.

As of September 30, 2011, we had cash, cash equivalents, and other financial investments, net, of $12.9 million, and shareholders' equity of $71 million, compared with $12.9 million, and $74.8 million, respectively, as of June 30, 2011.

Commenting on the quarter, CEO of Optibase, Amir Philips, said, “We are pleased with our third quarter operating results as our operating fundamentals have stabilized and are in line with our expectations. Our equity as of September 30, 2011 was affected from the devaluation of the USD against the Swiss Franc to which we are partially exposed. Additionally at the end of October we have entered a CHF 100 million refinancing with Credit Suisse for the Company's Centre de Technologies Nouvelles (CTN) office building complex in Geneva, Switzerland. The refinancing will increase our overall liquidity and reduce principal payments by a total of CHF 3.75 million over the next four years period. Based on current interest rates and net of loan expenses, we also expect a reduction of interest expenses by approximately CHF 2.1 million, resulting in an overall expected improvement to cash flows due to the refinancing of approximately CHF 5.8 million for the four years period”. For additional information, please refer to our press release dated October 28, 2011.

OPTIBASE REPORTS/2

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and Miami, FL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

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OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended September 30, 2011

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2011	2010	2011	2010
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate rent	9,102	1,204	3,962	400

Cost and expenses:
Cost of real estate operation	1,256	41	555	14
Real estate depreciation and amortization	1,541	507	618	180

General and administrative	2,459	1,089	544	351
Total cost and expenses	5,256	1,637	1,717	545
Operating income (loss )	3,846	(433)	2,245	(145)

Other income	4,194	-	-	-
Financial income (expenses), net	(6,157)	393	(3,940)	(70)

Income (loss) before taxes on income	1,883	(40)	(1,695)	(215)

Taxes benefit (Taxes on income)	(155)	-	142	-

Net income (loss) from continuing operation	1,728	(40)	(1,553)	(215)

Net income (loss) from discontinued operation	(47)	5,301	64	6,147

Net income (loss)	1,681	5,261	(1,489)	5,932

Net income (loss) attributable to non-controlling interests	(1,704)	-	317	-

Net income (loss) attributable to Optibase LTD	(23)	5,261	(1,172)	5,932

Net income (loss) per share from continuing operation:
Basic and Diluted	$0.00	$(0.00)	$(0.06)	$(0.01)

Net loss per share from discontinuing operation:
Basic and Diluted	$(0.00)	$0.32	$0.00	$0.37

Net income (loss) per share:
Basic and Diluted	$(0.00)	$0.32	$(0.06)	$0.36

Number of shares used in computing Earning per share
Basic	17,918	16,554	19,075	16,557
Diluted	17,973	16,643	19,129	16,646
Amount in thousands

3

OPTIBASE REPORTS/4
Condensed Consolidated Balance Sheets

	September 30, 2011	December 31, 2010
	Unaudited	Audited
Assets
Current Assets:
Cash and cash equivalents	12,947	30,260

Trade receivables	923	-
Other receivables and prepaid expenses	1,401	334
Assets related to discontinued operation	963	966
Total current assets	16,234	31,560

Long term investments	272	257

Equipment, net	5	4

Other assets, net	1,624	552
Real Estate Property, net	200,895	32,353
Total property equipment and other assets	202,524	32,909

Total assets	219,030	64,726

Liabilities and shareholders' equity
Current Liabilities:
Current maturities of long term loans	3,762	400
Trade payables	81	31
Accrued expenses and other liabilities	4,585	1,708
Liabilities related to discontinued operations	3,053	3,006
Total current liabilities	11,481	5,145

Long term liabilities:
Other long term liabilities	11,131	-
Deferred tax liabilities	15,416	-
Long term loans, net of current maturities	110,020	19,189
Total long term liabilities	136,567	19,189

Total shareholders’ equity of Optibase Ltd	47,156	40,392
Non-controlling interests	23,826	-
Total shareholders' equity	70,982	40,392

Total liabilities and shareholders’ equity	219,030	64,726

Amounts in thousands

4